

November 15, 2007

Via Facsimile (212) 451-2222 and U.S. Mail
Yehuda Markovits, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300

Re: **Luby's Inc.**
       Schedule 14A filed November 6, 2007
        by Starboard Value and Opportunity Master Fund Ltd., *et al*
       File No. 1-08308

Dear Mr. Markovits:

We have the following comments on the filing listed above. Note that all defined terms we use in this letter have the same meaning as in your soliciting materials.

Schedule 14A filed November 6, 2007
General

1.   We note your statement on page 3 that you believe that "a board comprised of truly independent directors will best serve shareholders and ensure that any future potential conflicts of interest between Luby's and Pappas restaurants are evaluated and addressed appropriately." Please clarify that your nominees may be independent of the company. Separately, address the conflict of interest your nominees may have as board members in considering any business combination with respect to the sale of Luby's shares to a third party, as a result of the sale of Participation Shares under the Compensation Letter Agreement disclosed on pages 10-11. Explain why these arrangements with the Ramius Group, a significant shareholder of the Company, will not affect the independent judgment of these director nominees or compromise their ability to act in the best interests of all shareholders. Please explain how the Ramius Group evaluated this compensation arrangement and determined whether any conflicts of interest exist and the implications under state law if these nominees are elected.

2.   Revise your disclosure to state and explain the "independence," or lack thereof, of your nominees should they be board members in the consideration of any business combination that would implicate the Compensation Letter Agreement and sale of

Participation Shares.

3.   This economic arrangement appears to provide incentive to your nominees to engage in a third party sale of the company, versus "evaluating and executing the Company's new growth strategy" as described on page 4. Please expand your disclosure to address this economic incentive and reconcile this incentive with similar "growth" and "strategy" statements in your proxy document.

4.   In addressing the terms of the Compensation Letter Agreement here, at the forepart of your document, please expand your disclosure to state that the Participation Shares are shares of Luby's Inc. Further, provide the measurement date for participation in the profit earned by your nominees as a result of the sale of Participation Shares and how such profit earned by each nominee will be determined. Further, state the number of shares and percentage of outstanding shares of the Company these Participation Shares represent, per affiliate and for the Ramius Group as a whole. State the current value of the entirety of the Participation Shares. Explain what you mean by "last $20,000 worth of Shares" and how the sale of these shares could exceed $20,000.

The solicitation by the Company's Board of Directors
5.   In the letter to shareholders accompanying the Proxy Statement you refer to an "incumbent management slate" and on pages 2 and 3 of the Proxy Statement, respectively, to "a proxy card furnished by Luby's management" and "the management proxy card." These references appear to be inaccurate. The Company's *Board of Directors* is soliciting proxies in conjunction with the 2008 annual meeting of shareholders. That solicitation is not on behalf of the Company's management. You should revise or delete all such inaccurate references to clearly state that your solicitation is in opposition to the solicitation by the Board of Directors.

6.   Please expand your disclosure to specifically and prominently explain the entirety of your reasons for proposing an alternative slate of nominees to the Board. Your prior communications with the Company have included among other things, a sale of the Company or a sale leaseback of its real estate assets accompanied by a large stock buyback and special dividend. It appears that you have developed and presented highly specific proposals of this nature to the board. Expand your disclosure here to include this information. We note that this information is briefly addressed in your July 30, 2007 Schedule 13D, Item 4 information. Further, amend your disclosure to disclose whether your nominees support your previously detailed plans for a sale of the Company or a sale leaseback of its real estate assets.

Use of the term "independent"

7.   Please clarify your use of the term independence in every instance. For example, you state that your nominees are independent of the Company in accordance with the SEC and NYSE rules on independence, but that standard apparently is not how you mean to use the term in other instances. Examples where clarification is required include, but are not limited to:

- *"We believe a board comprised of truly independent directors will best serve shareholders" (page 4)*
The definition of "independent" used here is unclear and should be explained. This statement implies that the independent directors currently on the Board are not "truly independent," although, it appears that the Board currently consists of seven independent directors under the Company's test for independence, which complies with the requirements of the NYSE and the rules and regulations of the SEC. Moreover, three of the Company's four current nominees for the board are independent under that test.

- *"Each of the Ramius Nominees, if elected, will exercise his independent judgment in accordance with his fiduciary duties as a director in all matters that come before the board." (page 4)*
  "Additionally, the Ramius Nominees, if elected, would be able to render independent judgment for the best interests of all of the Company's shareholders." (page 5)
 Without clarification as to what definition of "independent" is used in each of these examples, it is unclear whether these statements imply that some current directors cannot or do not exercise independent judgment in accordance with their fiduciary duties. It appears that possible insinuation may unduly impugn the judgment and adherence of the Company's directors to their fiduciary duties without providing adequate factual support for these statements. Please revise.

- *"Furthermore, we question how Luby's management can exercise independent judgment without proper independent board oversight." (page 5)*
Please explain how the Company's current Board, which meets the majority independence requirements of the NYSE, is not "properly" independent.

- *"largest independent shareholder of Luby's" (page 4)*
Explain your use of the term independent in this context of a shareholder. We note that you are the third largest shareholder after Christopher and Harris Pappas. Please explain.

"Potential conflicts of interest," pages 4-5

8.   Provide additional support or delete your references to your concern that "future potential conflicts of interest" may not be "evaluated and addressed appropriately." It appears that all existing relationships between the Company and Pappas Restaurants, Inc. have been addressed by the Board and are fully and properly disclosed in the Company's filings with the SEC. Although you correctly note that some members of the Company's management and Board work, or formerly worked, for Pappas Restaurants, Inc., you provide no further support for your inference that any conflict of interest exists.

9.   Further, explain how your "example of these potential conflicts of interest, that the Company amended its shareholder rights plan, or 'poison pill,' to increase the number of shares of common stock that the CEO and COO are permitted to own." See page 4. While Christopher and Harris Pappas are affiliated with the Pappas Restaurants, Inc., the fact that the number of shares they are permitted to own without triggering the Company's shareholder rights plan was increased does not appear to support the claim of a "potential conflict of interest" between the Company and Pappas Restaurants, Inc.

Additional information

10.   It appears that some of your statements require the disclosure of additional information to provide clarity. Such examples include, but are not limited to:

- *"The Company has maintained a 'staggered' or classified board. DESPITE A MAJORITY OF THE SHARES CAST HAVING BEEN VOTED IN FAVOR OF A SHAREHOLDER PROPOSAL TO DECLASSIFY THE BOARD IN YEARS 2001, 2003, 2004, 2005, AND 2006. THE COMPANY HAS YET TO IMPLEMENT OR TAKE THE NECESSARY ACTIONS TO IMPLEMENT THE PROPOSAL." (page 5)*

It appears that this shareholder proposal was by its terms non-binding, so this statement implies that the Board ignored a valid shareholder action. Further disclosure should consider the fact that to implement an amendment to the Company's certificate of incorporation to declassify the Board, the approval of holders of 80% of the outstanding shares would be required, and that this threshold has not been reached in any year in which the shareholders have voted on the non-binding proposal. Further, it appears that this proposal failed to receive a majority of votes cast in 2007, which is the most recent shareholder meeting at which this proposal was considered.

- *The Company's Bylaws permit the Board to increase the size of the Board and to fill vacancies without shareholder approval." (page 5)*

Please revise this disclosure to clarify that the Board may increase the size of the Board by a majority vote; however, the Board may only fill two vacancies created by such an increase between elections of directors at an annual or special meeting of shareholders, and directors appointed by the board to fill such vacancies serve only until the next election of directors. You should disclose the limit to the increase in the size of the Board that may be implemented and fully describe the substantial limits on the Board's power to fill vacancies without shareholder approval.

Biographical Information

11.   Please generally revise your biographical information for your nominees pursuant to Item 401(e) of Regulation S-K and Item 7(b) of Schedule 14A. Examples where information should be revised include, but may not be limited to:

•   Biographical information of Stephen Farrar, pages 8-9
The biographical information provided for Stephen Farrar does not disclose his principal occupation, if any, from September 2006 to the present. Further, you state that "Mr. Farrar attended the University of Texas at Arlington where he studied business pre-law," but do not disclose whether Mr. Farrar received a degree from that institution. Without providing dates of attendance or clarifying whether a degree was received, this statement may be misleading to shareholders.

•   Biographical information of William J. Fox, page 9
The biographical information provided for William J. Fox does not disclose any directorships presently held by Mr. Fox. Currently, however, according to a proxy statement filed by the Ramius Group, Mr. Fox is also named as a nominee for election as director to the board of Datascope Corp. (See the Preliminary Proxy Statement filed on October 19, 2007 by Starboard Value and Opportunity Master Fund Ltd. and other members of the Ramius Group with respect to Datascope Corp.). Please disclose that Mr. Fox is currently nominated by the Ramius Group for election to the board of Datascope, as this information may be material to a shareholder's decision whether to vote for Mr. Fox.

•   Biographical information of Brion Grube, pages 9-10
The biographical information provided for Brion Grube does not include months in the ranges of dates describing his principal occupations and employment for the past five years, which is inconsistent with the information included in the Proxy Statement for the other three nominees. The tenures for Mr. Grube's two most recent positions are described as "2004 to 2005" and "2005 to 2006." This may be information material to a determination to be made by shareholders regarding the qualifications of Mr. Grube. Further, the Proxy Statement does not disclose Mr. Grube's principal occupation, if any, since 2006.

•   Biographical information of Matthew Q. Pannek, page 10
The biographical information provided for Matthew Q. Pannek does not disclose his principal occupation, if any, from August 2007 to the present.

Prior business relationships of nominees, pages 8-10
12.   The biographical information provided for three of the Ramius Group's nominees, Messrs. Farrar, Grube and Pannek, discloses that these nominees spent most, if not all, of the prior five years employed by entities in the restaurant industry. In light of your statements questioning the independence of current members of the Board and potential conflicts of interest purportedly attributable to their current or previous employment with other entities in the restaurant industry, it appears that

similar concerns could be raised with respect to the prior business relationships of the Ramius Group's nominees. Please explain how you have evaluated these prior relationships and determined whether any conflicts of interest exist.

13.   For the reasons set forth in the preceding comment, please provide information as to whether its nominees may seek or accept employment with other entities in the restaurant industry during their tenures on the Board, if elected.

Voting and Proxy Procedures, page 13

14.   You state on page 13 that "GOLD" proxy cards, in the absence of specific instructions, will be voted FOR the election of the Ramius Group's nominees. Please disclose how a "GOLD" proxy card lacking specific instructions will be voted as to Proposal No. 2 regarding the ratification of the appointment of Grant Thornton LLP as independent auditors of the Company's financial statements.

Shares held in "street name", page 14

15.   On pages 3, 13 and 14, and in the section under the heading "IMPORTANT" following the schedules to the Proxy Statement, you state that shares held in "street name" may only be voted if beneficial owners give the bank, broker or other record holder instructions on how to vote. Please revise such statements to explain that shareholders may also request proxies from the record holder for the shares they beneficially own and then vote such shares in person at the Company's annual meeting of shareholders, if accurate.

Additional Participant Information, pages 15-16

16.   On page 15, you state that "RCG is the sole non-managing member of Parche and owns all economic interest therein." The identity of "RCG" is unclear, as it is not defined in the Proxy Statement. It is unclear whether this entity is "RCG Starboard Advisors" or "RCG Enterprise," each of which are identified as participants in the solicitation. Please revise to clarify.

Ramius Group's involvement in other solicitations, pages 15-16

17.   On page 15, you state that "each of Starboard and Parche has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value." This description may be incomplete in that we understand that members of the Ramius Group have apparently led 46 activist campaigns against 42 companies since August 1999. It appears that Starboard Value and Opportunity Master Fund Ltd. ("Starboard"), Parche, LLC ("Parche") and other members of the Ramius Group have filed non-management proxy statements in connection with contested elections for at least four other companies in 2007 alone (A. Schulman, Inc., filed November 8, 2007; Datascope Corp., filed October 19, 2007; The Lamson & Session Co., filed April 26, 2007; and Phoenix Technologies Ltd., filed January

16, 2007). Please elaborate upon your description of the primary businesses of its member entities, including their participation in activist campaigns, in other current and prior proxy solicitations, and disclose to shareholders the full nature of the investment and involvement in the Company. Because of the involvement of the Ramius Group in other solicitations, it appears that you should consider clarification in the Proxy Statement that the Ramius Group may have interests that are different from other shareholders of the Company.

Incorporation by Reference, page 18

18.   We note you refer security holders to information that you are required to provide and will be contained in the Company's proxy statement for the annual meeting. We note that you are relying upon Rule 14a-5(c) to refer to this information; if so, please note that we believe that reliance upon Rule 14a-5(c) before the Company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company's proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

Proxy Card

19.   Please revise the form of proxy card included with the Proxy Statement to include additional blank lines under the voting column "FOR ALL EXCEPT NOMINEE(S) WRITTEN BELOW". The provision of only one blank line may lead shareholders to believe that only one exception is permitted. Further, the plural term "blank spaces" is used in Rule 14a-4(b)(2)(iii).

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

· the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filings.

*   *   *

Please respond to our comments promptly. Include with your revised proxy materials a letter keying your responses to the comments, and providing any requested supplemental information. If you believe complying with these comments is not appropriate, tell us why in your letter.

The response letter should be uploaded to EDGAR, with the form type label "CORRESP" and linked to the Exchange Act file number. We may have comments after reviewing your responses; therefore, please allow adequate time after the filing of the amendment for further staff review.

Please direct any questions to me at (202) 551-3257.

Sincerely,

Celeste M. Murphy
Special Counsel
Office of Mergers and Acquisitions